EXHIBIT 99.1

Yamana Gold Locks-In Foreign Exchange Benefits and is Positioned to Deliver Expected Step Change in Cash Flow

(All amounts are expressed in United States Dollars unless otherwise indicated.)

TORONTO, Sept. 12, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein providing details on recently executed additions to the Company’s foreign exchange hedging program and the potential impacts of the announced imposition of an export tax in Argentina.  In aggregate, the Company continues to be well positioned to generate a step change in cash flow in 2019.

Commented Daniel Racine, President and Chief Executive Officer: “We manage our business holistically and recent, significant depreciation in several of the currencies for which we are exposed has provided a strategic entry to lock-in the improving outlook for certain in-country operating costs relative to forecasts.  Consistent with our prior practices, we have executed foreign exchange options contracts that we expect to underpin cash flows and increase our confidence in delivering planned improvements to cash flows.  This program, coupled with continued strong production momentum at our operations, including at Cerro Moro which is ramping up as planned, positions us well through 2018 and more significantly into 2019.

“While the Company’s favourable positioning relative to production and costs bodes well for the near and medium term, Argentina’s export tax has the potential to offset a portion of these benefits.  Our view is that the announced tax is not effective before being approved by the legislature.  To date, no legislation has been introduced in the Federal Congress to make the proposed tax effective and give it constitutional sanction.  We are also evaluating the impact of our fiscal stability pacts on the proposed tax as those pacts limit taxes to those set forth in the pacts.  Clearly, we understand the objective of fiscal stability in the country and that the proposed tax is directed toward that objective.  As such, we are working within established channels to seek a constructive resolution to this matter on many fronts including if and how the tax, if and when enacted as legislation, would apply.  In the meantime, we realize that on balance the currency improvements are net positive and we expect to deliver the step change in cash flow that we have signalled.”

FOREIGN EXCHANGE HEDGING

Over the past number of years, the Company has used options contracts and other arrangements to lock-in beneficial movements in foreign exchange rates and commodity prices at opportune moments.  Consistent with this approach, the Company has entered into option contracts relating to a portion of its exposure to Brazilian reais in 2019.

The Company has entered into two sets of zero cost collar contracts as follows:

  For the period from January to December 2019, with an average call and put strike price of R$3.75 and R$4.74 per US dollar, respectively, totalling R$348 million evenly split by month; and
  For the period from July to December 2019, with an average call and put strike price of R$3.75 and R$4.87 per US dollar, respectively, totalling R$135 million evenly split by month.

The Company is currently undertaking its annual budget process and is providing the following table for illustrative purposes only.  This table presents 2018 assumptions and the current spot foreign exchange rates.

	2018 Assumptions	Spot (1)
C$/US$	1.28	1.31
BRL/US$	3.25	4.15
CLP/US$	615.00	695.00
ARS/US$	21.00	38.00

1.  As at September 11, 2018.

The Company expects the depreciation of various currencies to provide savings on total co-product cash costs per unit of gold, silver and copper of at least $50, $1.00, and $0.25, respectively.

These savings in 2019 are expected to more than offset any cumulative impact through 2020 on the Company’s cost associated with Argentina’s export tax as it was announced.

ARGENTINA EXPORT TAX

On September 4, 2018, the Argentinian Executive Branch issued Executive Order No. 793/2018 establishing an export tax of 12% over all goods exported from Argentina, applicable from September 4, 2018, to December 31, 2020.  The tax is capped at AR$ 4 per U.S. dollar for bullions and unrefined gold, and at AR$ 3 per U.S. dollar for unrefined silver and zinc, copper and precious metal ores and their concentrates.  This action was part of a larger plan that included other austerity measures and invoking an International Monetary Fund assistance loan.

The Argentine Constitution prohibits the Executive Branch from creating taxes, and establishes that it can only exercise the legislative authority expressly delegated by the Federal Congress.  The basis for such delegation must be narrowly defined, including the minimum and maximum tax rates. The Company has been advised that the aforementioned export tax exceeds the limits set forth by the Argentine Constitution for the exercise of legislative authority by the Executive Branch, and that it is, therefore, unconstitutional.  To date, the Executive Branch has not indicated when and if legislation will be proposed to the Federal Congress for approval.

The Company’s indirect subsidiaries Minas Argentinas S.A. and Estelar Resources Limited S.A. will challenge the constitutionality of Executive Order No. 793/2018 by filing an action for the protection of constitutional rights pursuant to Article 43 of the Argentine Constitution, and an application for an injunction in order for the Argentine government to refrain from collecting this tax.

In addition, the Gualcamayo and Cerro Moro, owned by Minas Argentinas S.A. and Estelar Resources Limited S.A., respectively, are entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196.  Such tax stability entitles Minas Argentinas S.A. and Estelar Resources Limited S.A. to recover taxes in excess of their overall tax burden at the time of the filing of their feasibility studies, in 2007 for Gualcamayo and 2012 for Cerro Moro.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with its foreign exchange hedging program, the production and exploration, the progression of the ramp up at Cerro Moro, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations (including a new Argentine export tax) and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.